Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Amendment No. 1 to the Registration Statement on Form S-4 of Virginia National Bankshares Corporation of our reports dated March 6, 2020, with respect to the consolidated balance sheets of Fauquier Bankshares, Inc. and Subsidiaries as of December 31, 2019 and 2018 and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the effectiveness of internal control over financial reporting as of December 31, 2019. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ Brown, Edwards & Company, L.L.P.

Harrisonburg, Virginia
February 2, 2021